State of Delaware
Secretary of State
Division of Corporations
Delivered 05:27 PM 03/14/2022
FILED 05:27 PM 03/14/2022
SR 20220997351 - File Number 6678254

STATE OF DELAWARE
CERTIFICATE OF INCORPORATION
A STOCK CORPORATION

The undersigned Incorporating, desiring to form a corporation pursuant to the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The name of the Corporation is **Bracketology.tv, Inc.**

2. The Registered Office of the corporation in the State of Delaware is located at 251 Little Falls Drive in the City of Wilmington, County of New Castle, Zip Code 19808. The name of the Registered Agent at such address upon whom process against the corporation may be served is Corporation Service Company.

3. The purposed of the corporation is to engage in any lawful act or activity for which corporation may be organized under the General Corporate Law of Delaware.

4. The total amount of stock of this corporation is authorized to issue is 10,000,000 shares with a par value of $0.00001.

5. The name and address of the incorporator is: Mitchell D. Pawlan, 1751 Lake Cook Road., Suite 400, Deerfield, IL 60015.

6. No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Sixth shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

By: ______________________
Mitchell D. Pawlan, incorporator

Service Request# **20220997351**

State of Delaware

SECRETARY OF STATE
DIVISION OF CORPORATIONS
P.O. BOX 898
DOVER, DELAWARE 19903

9683660
PAWLAN LAW, LLC
1751 LAKE COOK ROAD, STE. 400
DEERFIELD, IL 60015

03-16-2022

ATTN: LISA MCDONOUGH

DESCRIPTION	AMOUNT
6678254 - BRACKETOLOGY.TV, INC.	
0102S Stock Corporation	
Incorporation Fee	*$15.00*
Receiving/Indexing	*$25.00*
Surcharge Assessment-New Castle County	*$6.00*
Page Assessment-New Castle County	*$18.00*
Data Entry Fee	*$5.00*
Court Municipality Fee, Wilm.	*$20.00*
Expedite Fee, 24 Hour	*$50.00*
TOTAL CHARGES	*$139.00*
TOTAL PAYMENTS	*$139.00*
BALANCE	*$0.00*